

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2013

Via E-Mail
Alon Nigri
President, Secretary, Treasurer and Director
QurApps, Inc.
Gilboa 26 Street
Pardes-Hanna, Israel

>   **Re: QurApps, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed August 7, 2013**
>   **File No. 333-190431**

Dear Mr. Nigri:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please:

- State your election under Section 107(b) of the JOBS Act:

  o   If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

  o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your

> risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Summary

3.   Please include prominent, clear and unambiguous disclosure in the prospectus summary, business section and in the Management's Discussion and Analysis section indicating that you have not commenced development of the mobile software app.

The Offering, page 5

4.   Please clarify why you believe that the amount of outstanding shares after the offering will be less than the amount outstanding prior to the offering.

5.   You state that you do not plan to use any proceeds from the offering to pay for offering expenses and that you intend to pay for such expenses from cash on hand. We note that on page 33, you state that the estimable expenses for this offering total approximately $17,000, which exceeds the amount of cash you had at June 30, 2013. Please advise as to why you believe that you will be able to pay for the offering expenses from cash on hand.

Risk Factors, page 6

6.   Please add a separately captioned risk factor that discloses that you have not yet developed a mobile application and discuss the uncertainties related to the development of that product.

"We intend to become subject to…," page 8

7.   The caption for this risk factor states that you "intend to become subject to the periodic reporting requirements of the Securities Exchange Act of 1934." It is unclear whether you intend to file a registration statement under the Securities Exchange Act and become a fully reporting company. Please advise. If you intend to be a Section 15(d) issuer that provides periodic reports but is exempt from many regulatory requirements that apply to fully reporting companies, revise your risk factor accordingly. As applicable, include a risk factor that alerts potential investors to the limited reporting status for the company and the limitations on the information and regulatory oversight to which you will be

subject as a Section 15(d) issuer. In this regard, you will not be subject to the proxy rules, Section 16 short-swing profit provisions, going-private regulation, beneficial ownership reporting, and the bulk of the tender offer rules.

8.   Given the number of shareholders in your company, it appears that you should inform investors of the statutory provisions that may result in the automatic termination of any periodic reporting responsibilities in the event that you have less than 300 shareholders after the year that your registration statement becomes effective.

9.   Please disclose in a separately captioned risk factor that that you have not evaluated the effectiveness of your internal controls over financial reporting, or the effectiveness of your disclosure controls and procedures, and that you will not be required to evaluate your internal controls over financial reporting evaluation, and disclose the results of such evaluation, until the filing of your second annual report. Please also discuss resultant risks to investors.

"We are selling our offering of 1,666,668 shares…," page 10

10.   You state that you intend to sell shares through your "two officers and directors." You also reference your "officers and directors" throughout the prospectus including the prospectus cover page. Please reconcile with your disclosures elsewhere in the filing where you state that you only have one officer and director, Mr. Nigri.

Description of Securities, page 16

11.   You state that the authorized capital stock consists of 75 million shares of common stock on page 16 but your balance sheet as of June 30, 2013 and Note 4 to the financial statements indicate that you are authorized to issue 750 million shares. Please advise.

Description of Business

Competition, page 20

12.   You state that there is no software app that will perform the function of your app. Please tell us the basis for this statement given that there appears to be mobile applications available that provide recipes based on user selection of ingredients. Further, tell us what consideration you have given to expanding the risk factor on page 7 to address the risks of creating a mobile application that it substantially similar to applications that are already available in the marketplace.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations, page 23

13.   Please tell us the basis for your statement that you believe that you will be able to raise enough money through this offering to expand operations given that this is a best efforts

offering. Alternatively, include a statement in this section that there is no assurance that you will be able to sell any of the securities being offered. Also revise your statement in the prospectus summary on page 3 that there is no assurance that you will be able to sell "all" of the shares being offered to state that there is no assurance that you will be able to sell "any" shares being offered.

14.   You state that you believe that your current cash and net working capital balance is sufficient to cover your expenses for filing quarterly and annual reports with the Securities and Exchange Commission. In light of the fact that the offering expenses for this proposed transaction exceed available cash on hand and you have not generated any revenue, please advise why you believe that in addition to offering-related expenses, your cash resources will be sufficient to cover the identified filing requirements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Your amended document should include a copy marked to show changes from the initial filing. Please ensure that the marked copy is submitted electronically and conforms with the requirements of Item 310 of Regulation S-T. Submission of HTML versions of the marked document display changes made within paragraphs, and are particularly helpful to the review process.

Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853, or in his absence me at (202) 551-3453, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Jan Woo

Jan Woo
Attorney-Adviser

cc: Via E-Email
       Thomas E. Puzzo, Esq.
       Law Offices of Thomas E. Puzzo, PLLC